UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2019

Commission File Number:  001-38067

Verona Pharma plc

(Exact Name of Registrant as Specified in Its Charter)

3 More London Riverside

London SE1 2RE UK

+44 203 283 4200

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On February 26, 2019, Verona Pharma plc issued its financial results for the year ended December 31, 2018 (the “Financial Results”).

The Financial Results are furnished herewith as Exhibit 1 to this Report on Form 6-K.

EXHIBIT INDEX

Exhibit No.	Description

1	Verona Pharma plc Financial Results for the full year ended December 31, 2018

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VERONA PHARMA PLC

Date: February 28, 2019	By:	/s/ Jan-Anders Karlsson
		Name:	Jan-Anders Karlsson, Ph.D.
		Title:	Chief Executive Officer

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